

<u>*+By Electronic Mail*</u>

January 10, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: VanEck Bitcoin Trust
       Form Type: 8-A12B
       Filing Date: January 10, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Common Shares of Beneficial Interest of VanEck Bitcoin Trust (HODL), under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications